Exhibit 3.1

Text of Amendment to Article IV of the Amended and Restated By-Laws of Heckmann Corporation

New Section 5 was added to Article IV of the By-Laws, to be placed immediately after Article IV, Section 4, and to read in its entirety as follows:

“Section 5. At the request of the Chairman of the Board of Directors, in the Chairman’s absence, or in the event of the Chairman’s inability or refusal to act, the Vice Chairman of the Board shall perform the duties of the Chairman, such duties to include presiding at meetings of the stockholders and of the Board of Directors and any other duties of the Chairman, including those of the Chief Executive Officer. During the absence or disability of the Chairman, the Vice Chairman shall exercise the same power as the Chief Executive Officer to sign all contracts, certificates and other instruments of the Company which may be authorized by the Board of Directors. The Vice Chairman also shall perform such other duties and exercise such other powers as may from time to time be assigned to the Vice Chairman by these By-Laws or by the Board of Directors.”

In connection with the addition of new Section 5 to Article IV of the By-Laws, Sections 5, 6, 7, 8, 9, 10, and 11 of Article IV were renumbered as Sections 6, 7, 8, 9, 10, 11 and 12, respectively, and all references to such sections in the By-Laws were amended to read accordingly.